5-1-02

02033169

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of MAY 2002

HIGHWOOD RESOURCES LTD.

Suite 715, 734 - 7th Avenue SW
Calgary, Alberta Canada T2P 3P8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGHWOOD
RESOURCES LTD.

M. Christiana Knight
Vice-President, Finance and Controller

Dated: 02 May 2002

HIGHWOOD RESOURCES LTD.

2002 FIRST QUARTER INTERIM REPORT

Report to the Shareholders of Highwood Resources Ltd. (the "Company") for the period ended March 31, 2002

OVERVIEW AND RESULTS OF OPERATIONS

Management is very encouraged by the results of the first quarter of 2002. The Company continues to focus on marketing efforts and on improving margins. Production costs at the various operations are under control and internal budget targets have been met. The result of these efforts was a positive cash flow for the quarter.

Consolidated revenues for the first quarter of fiscal 2002 were $4,505,709 compared to $4,466,334 in the same three-month period in 2001, representing an increase of $39,375 or almost 1%. While revenues have increased in certain products, they were offset by decreases in other products. Talc is a product on which efforts have been particularly focused, with the result that talc sales grew substantially over the same quarter in the prior year. Both the volume sold and revenues increased by over 2.5 times the 2001 level. Zeolite revenues also increased by over 74%. Revenues from all other products decreased however, with filler grade barite revenues down by 11% and dolomite down by 34%. Although silica revenues decreased from 2001, the first quarter of 2001 included unusually high glass sand sales volumes. The silica volumes for 2002 have now returned to more usual levels and as a result revenues have dropped by approximately 6%. Reduced drilling activity in western Canada resulted in revenue reductions of 12% for barite mud and 9% for gypsum products.

The Sino-Can joint venture has been experiencing increased competition in their market area, and this has resulted in revenues approximately 10% lower than those in the first quarter of 2001.

Gross margin for the first quarter of 2002 was $717,572 or 15.9%, compared to $586,751 or 13.1% for the first quarter of 2001. Gross margin on mud grade barite has increased due to price increases put into place at the beginning of 2002. In addition, milling costs at the Lethbridge plant have dropped, resulting in improved margins for all products produced at that location. Production efficiency is also improving at the Marmora and Madoc, Ontario facilities, with mining and milling costs continuing to drop. The gross margin on talc products has increased by 2% due to the relative proportion of higher margin, micronized material being sold, while barite filler gross margin decreased by 6% due to the increased proportion of lower margin grades of material sold.

The Company experienced a net loss of $108,992 for this first quarter compared to a net loss of $152,683 in the first three months of 2001. Total general and administrative expenses increased by 21% over the same period in 2001. The 2001 expenditures include two unusual recoveries totalling approximately $90,000 and the 2002 expenditures include about $62,000 in unusual costs relating to the re-financing efforts. Once the comparative numbers are adjusted for the effect of these unusual items, normal general and administrative costs actually decreased by over 20%. Exploration expenses were lower by $12,892 and are expected to be minimal for the balance of 2002. Interest on debt was lower by $71,925 which is a reflection of the fact that total bank indebtedness has dropped by approximately $2.85m since the first quarter of 2001. Management is continuing in its efforts to reduce overheads wherever possible and to optimize the use of working capital.

INCOME AND OTHER TAXES

The Company recorded a current tax expense in the first quarter of 2002 of $22,432 compared to $24,976 in the first quarter of 2001. In the first quarter of 2001, the Company recorded a future income tax benefit of $103,958. No future tax benefit was recorded in the current quarter due to the uncertainty regarding the Company's future ability to make use of such an asset.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operating activities, before non-cash working capital adjustments was a cash inflow of $216,758 compared to a cash inflow of $66,094 for the same quarter in 2001.

Working capital at March 31, 2002 was $4,605,887 compared to $2,576,819 at December 31, 2001, representing an increase of $2,029,068. Cash increased by $87,406 to $267,446 at March 31, 2002, and accounts receivable increased by $473,315 over the December 2001 amount. Inventory levels declined by $1,429,158, as a result both of seasonality of operations and reduced purchases of raw material feedstock. Prepaid expenses and other assets decreased by $298,348. Accrued costs relating to the prospectus were included in the December 31, 2001 balance, but were netted against rights offering gross proceeds upon closing.

The Company issued a Rights Offering, dated December 10, 2001, for existing shareholders to subscribe for up to 21,855,458 rights exercisable into 18,002,847 common shares at $0.125 per share, for aggregate proceeds of $2,250,356. The expiry date of the offering was January 11, 2002 and after taking into account issue costs, provided net cash proceeds of $1,971,571.

Repayment of term debt during the quarter was $1,666,667, which included a required payment of $1,500,000 in addition to the regularly scheduled principal payments. The cash which was generated by operations, the Rights Offering and the reduction in inventory levels allowed the Company to reduce its accounts payable and accrued liabilities by $1,364,589.

CAPITAL EXPENDITURES

Expenditures during the first quarter of 2002 were minimal, at $20,034 as compared to $215,941 for the comparable quarter in 2001.

Expenditures for resource properties were $106,976 compared to $219,305 for the same period in 2001.

REFINANCING PLAN PROGRESS

Management is working diligently on the refinancing of the Company and has made significant progress in reducing the overall debt. Dynatec Corporation continues its strong support and was instrumental in securing a Supplemental Agreement to the Forbearance Agreement on March 28, 2002. The Supplemental Agreement requires the sale of the Limeco processing facility by June 30, 2002 with the greater of the net proceeds or $1,000,000 being applied to the debt. This payment will be guaranteed by Dynatec Corporation by way of a letter of credit in favour of the lender. In addition, the operating line of credit will be reduced by $250,000 by June 30, 2002 and all indebtedness is to be repaid by September 30, 2002.

OUTLOOK

Management remains optimistic that total sales will increase, with a resulting return to profitability. The focus remains on sales and marketing, particularly in the industrial filler product lines, as this is still where the largest potential for growth exists. It is anticipated that significant new business will continue to be obtained throughout the remainder of fiscal 2002. Sales of products relating to the oil and gas industry remain dependent upon the level of drilling activity, but the outlook for the remainder of the year is for an improvement over the first quarter.

The Sino-Can joint venture in China continues to perform well. The relocation of the production facility continues, which will allow for more capacity to properly service and compete in the Chinese domestic and Asian export markets.

The Company continues its efforts to sell idle and redundant assets, with the intent of applying all proceeds against its debt. Presently, current term debt is $1,033,333 with an additional $2,843,443 drawn on a line of credit for working capital needs.

While many challenges remain, Management remains focused and committed to returning the company to profitability. Sales continue to increase particularly in talc products with many new accounts in various stages of development. Overheads have been significantly reduced and positive results have been achieved in reducing production costs.

For more information please contact:

	William Shaver, Chief Executive Officer Tel: (905) 780-1980	
	Malcolm Kane , President Tel: (403) 261-3999 Ext. 210	
Mailing Address:	Suite 715, 734 – 7th Avenue S.W. Calgary, Alberta T2P 3P8	
Website:	www.highwood-resources.com	

Listings:	The Toronto Stock Exchange	HWD
	OTC Bulletin Board	HIWDF
Capitalization:	Shares issued and outstanding	39,858,305
	Diluted	39,933,305

HIGHWOOD RESOURCES LTD.
INTERIM REPORT TO SHAREHOLDERS
CONSOLIDATED STATEMENTS OF LOSS AND (DEFICIT) RETAINED EARNINGS
(Canadian dollars)

	Three months ended March 31 2002 $	2001 $
	(Unaudited)	(Unaudited)
REVENUE	4,505,709	4,466,334
COST OF SALES	3,788,137	3,879,583
	717,572	586,751
EXPENSES		
General and administrative	432,347	357,127
Depreciation and amortization	284,298	298,744
Exploration	20,547	33,439
Interest	62,559	134,484
	799,751	823,794
LOSS FROM OPERATIONS	(82,179)	(237,043)
Interest income	-	5,378
Loss on sale of capital assets	(4,381)	-
LOSS BEFORE INCOME TAXES	(86,560)	(231,665)
INCOME TAXES		
Current	22,432	24,976
Future	-	(103,958)
NET LOSS	(108,992)	(152,683)
(DEFICIT) RETAINED EARNINGS, BEGINNING OF PERIOD	(1,611,722)	999,046
(DEFICIT) RETAINED EARNINGS, END OF PERIOD	(1,720,714)	846,363
LOSS PER SHARE, basic and diluted	(0.003)	(0.007)

HIGHWOOD RESOURCES LTD.
INTERIM REPORT TO SHAREHOLDERS
CONSOLIDATED BALANCE SHEETS
(Canadian dollars)

	March 31 2002 $	December 31 2001 $
	(Unaudited)	(Audited)
ASSETS		
CURRENT		
Cash	267,446	180,040
Accounts receivable	3,003,577	2,530,262
Inventories	7,556,230	8,985,388
Prepaid expenses and other assets	51,517	349,865
	10,878,770	12,045,555
Capital assets	9,914,875	10,180,302
Resource properties (Note 4)	5,862,579	5,759,240
Deposits	473,811	441,520
	27,130,035	28,426,617
LIABILITIES		
CURRENT		
Bank indebtedness (Note 5)	2,843,443	3,008,040
Accounts payable and accrued liabilities	2,296,107	3,660,696
Term debt (Note 5)	1,033,333	2,700,000
Current portion of accrued reclamation costs	100,000	100,000
	6,272,883	9,468,736
Accrued reclamation costs	774,835	738,144
	7,047,718	10,206,880
BANK FINANCING AND GOING CONCERN (Notes 3 and 5)		
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	21,803,030	19,831,459
Deficit	(1,720,714)	(1,611,722)
	20,082,316	18,219,737
	27,130,035	28,426,617

HIGHWOOD RESOURCES LTD.
INTERIM REPORT TO SHAREHOLDERS
CONSOLIDATED CASH FLOW STATEMENTS
(Canadian dollars)

	Three months ended March 31 2002 $	2001 $
	(Unaudited)	(Unaudited)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net loss	(108,992)	(152,683)
Adjustments for:		
Depreciation and amortization	284,298	298,744
Future income taxes	-	(103,958)
Provision for reclamation	37,071	23,991
Loss on sale of capital assets	4,381	-
	216,758	66,094
Changes in non-cash working capital	(142,688)	163,935
	74,070	230,029
FINANCING		
Repayment of term debt	(1,666,667)	(233,333)
Issuance of common shares for cash (net of issue costs)	1,971,571	-
	304,904	(233,333)
INVESTING		
Expenditures for non-producing resource properties	(49,540)	(74,681)
Expenditures for resource properties	(57,436)	(144,624)
Capital asset additions	(20,034)	(215,941)
Reclamation costs	(379)	(68)
Proceeds from sale of capital assets	418	-
	(126,971)	(435,314)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	252,003	(438,618)
NET BANK INDEBTEDNESS, BEGINNING OF PERIOD	(2,828,000)	(2,328,761)
NET BANK INDEBTEDNESS, END OF PERIOD	(2,575,997)	(2,767,379)
Represented by:		
Cash in bank	267,446	660,761
Bank indebtedness	(2,843,443)	(3,428,140)
	(2,575,997)	(2,767,379)
SUPPLEMENTARY INFORMATION		
Cash interest paid	60,059	134,484
Cash taxes paid	15,000	25,200

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Highwood Resources Ltd. (the "Company") is a Canadian mineral resource company engaged in the mining, processing and marketing of industrial minerals. The Company has mining and processing facilities in North America and Southeast Asia and markets talc, barite, silica, gypsum, and zeolite products worldwide through an extensive distribution network. The Company also holds non-producing properties for future exploration and development, principally its Thor Lake mineral property. In January 1999, the Company acquired Canada Talc Limited, a long-established talc producer in Southeastern Ontario.

These consolidated interim financial statements follow the same accounting policies and methods as the most recent annual financial statements, except as noted below, and include all adjustments necessary to fairly present the results for the interim periods. Certain information and footnote disclosure normally included in the consolidated financial statements have been condensed or omitted. In the opinion of Management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002 due to the seasonal nature of operations.

These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY – STOCK BASED COMPENSATION PLAN

Effective January 1, 2002, the Company and its subsidiaries adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair-value method of accounting.

The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.

Under CICA 3870, companies that elect a method other than the fair-value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair-value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

3. SIGNIFICANT ACCOUNTING POLICIES

Going concern basis of presentation

These consolidated financial statements are prepared on the going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

At December 31, 2000, the Company was in breach of certain debt covenants but was current with respect to required principal debt repayments. The Company anticipated that the sale of certain lands during the first six months of 2001 would provide sufficient cash to enable the company to eliminate breached debt covenants and to make required principal debt repayments.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Going concern basis of presentation (Continued)

Effective April 30, 2001, the Company re-negotiated its lending arrangement with its principal banker. Amongst other requirements, the re-negotiated agreement required a $1,500,000 principal payment on July 31, 2001, which the company was unable to make, principally because the aforementioned planned sale of land did not occur. The lender made demand for payment of all its outstanding debt on September 4, 2001, but subsequently withdrew this demand by way of a Forbearance Agreement dated October 3, 2001. Under the terms of the Forbearance Agreement, the lender required a principal payment of $1,500,000 by December 15, 2001 and required that all remaining indebtedness be retired by March 31, 2002. The December 15, 2001 principal payment of $1,500,000 was made on January 15, 2002 upon successful completion of the Company's Rights Offering.

On March 28, 2002 the Company and the lender entered into a Supplemental Agreement to the Forbearance Agreement. Under the terms of this agreement, the lender requires the Company to complete the sale of the previously mentioned sale of land by June 30, 2002 and to apply the greater of the net proceeds or $1,000,000 to the debt. Dynatec Corporation, a significant shareholder of the Company, has agreed to guarantee this payment by way of a letter of credit in favour of the lender. Additional terms of the supplemental agreement require that the operating line of credit be reduced by $250,000 (to a maximum of $2,500,000) by June 30, 2002 and that all indebtedness be repaid no later than September 30, 2002.

The Company's ability to continue as a going concern is dependent upon additional capital and or replacement debt financing and achieving profitable operations and cash flows. These financial statements do not include any adjustments or disclosures that may result from the Company's inability to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities and reported income and balance sheet classification. The outcome of these matters cannot be predicted with any certainty at this time.

Non-producing resource properties

All exploration and development expenditures, less recoveries in the pre-production stage, relating to non-producing resource properties are deferred until such time as the properties are put into commercial production, sold or abandoned. Acquisition costs and deferred exploration and development expenditures on resource properties abandoned are written off. General exploration expenditures, which do not relate to specific resource properties, are written off in the year incurred.

The costs deferred at any time do not necessarily reflect present or future values. The recovery of such amounts is dependent upon economically recoverable reserves, the ability of the Company to obtain necessary financing and or joint venture partners to complete the development of its mineral properties and upon future profitable production. The Company does not accrue the estimated future costs of maintaining its resource properties in good standing.

Resource properties

The Company accounts for its investment in resource properties at cost. Direct development costs are capitalized until commercial production has commenced, at which time the costs will either be amortized on a unit-of-production basis or charged directly to operations. Provision will be made, where considered necessary based on an annual review of the properties, for permanent declines in the value of the properties.

4. NON-PRODUCING PROPERTIES – THOR LAKE

Highwood is the 100% owner of five mining leases, which comprise the Thor Lake property located in the Northwest Territories on the north shore of Great Slave Lake, and contains deposits of beryllium, tantalum and various other trace minerals. The Company's Thor Lake land use permit allows for preliminary mineral exploration activities but does not allow active mining, drilling and transportation of ore. Further land use applications need to be filed to obtain more extensive land use permits, and or water permits, to allow for potential future full scale mining activity to extract commercial quantities of ore. In the past, the Company has pursued the exploration of beryllium, with the intent of obtaining the required commercial mining permits required for commercial beryllium mining operations. However, no assurance exists that Highwood will be successful in obtaining the necessary land and water use permits, financing and or commercial partners to commence mining and production of beryllium in the future. The Company has recently pursued the exploration of tantalum, a metal, which is also located on the Thor Lake property.

On May 25, 2001, the Company entered into a working rights and option agreement with Navigator Exploration Corp. ("Navigator") granting Navigator exclusive rights to prospect and explore the Thor Lake property and the right to acquire a 51% interest in certain sections of the property. Under the agreement, Navigator is required to incur at least $1,400,000 in exploration expenditures over a four-year period, commencing May 25, 2001. In addition, Navigator is required to pay the Company $115,000 over the same four year period. Upon Navigator having earned the 51% interest in the property, the intended commercial production and development of the Thor Lake property is to be governed by a Joint Venture Agreement, to be negotiated by the two parties. If Highwood declines to participate in the Joint Venture approved program, then Highwood's interest in the Thor Lake property will be diluted to potentially a 3% Net Smelter Return ("NSR") royalty. At any time after Highwood's interest has been converted to the 3% NSR royalty, Navigator may purchase Highwood's NSR royalty for $5,000,000.

The Thor Lake property is also subject to three net smelter returns royalty agreements totalling 5½% on all future production from the property. Pursuant to the Navigator agreement, Highwood entered into an amendment agreement with two of the aforementioned organizations to enable Highwood to purchase those companies 3% NSR over the next 12 years, for an amount ranging from $1,500,000 to $3,000,000 plus a price index escalation percentage after four years. The remaining royalty, results in the property being subject to an additional 2.5% NSR royalty and a buyout provision, which is currently estimated to be approximately $800,000.

At March 31, 2002, the Company's net carrying value of the investment is in the amount of $5,531,347, which may not necessarily reflect present and or future value recoverable value. Thor Lake has not reached commercial production and all expenditures to date relate to license acquisition costs and preliminary exploration and development activities. The recovery of the recorded costs is contingent upon the ability of the Company to recover economically the existing reserves, the ability of the Company to obtain necessary financing and land use permits to complete the necessary exploration and development activities, and future profitable production, or earn NSR royalties.

5. BANK FINANCING

(a) Forbearance Agreement and Supplemental Agreement to the Forbearance Agreement

Effective April 30, 2001, the Company re-negotiated its lending arrangement with its principal banker due to certain covenants being breached at December 31, 2000.

In absence of demand, the reducing term loans have monthly principal repayments due in the amount of $33,333 each, and $1,500,000 was also due and payable prior to July 31, 2001. This $1,500,000 payment was not made and the lender did not waive the breach of this covenant, and therefore the Company was in default of its term loan agreement.

The lender made demand for payment on September 4, 2001, but subsequently withdrew this demand by way of a Forbearance Agreement dated October 3, 2001. Under the terms of this Forbearance Agreement, the Lender required that the Company reduce its operating loan balance by $500,000 at October 15, 2001, and a further $500,000 by December 31, 2001. Furthermore, the agreement noted that the Company was required to pay an additional $1,500,000 by December 15, 2001 out of the proceeds received from the rights offering expected to close on or around that date and that all indebtedness be retired by March 31, 2002. Both required reductions have been made, and the maximum credit available on the operating loan has been reduced to $3,000,000 as of January 1, 2002. The $1,500,000 required payment was subsequently made on January 15, 2002.

On March 28, 2002 the Company and the lender entered into a Supplemental Agreement to the Forbearance Agreement. Under the terms of this agreement, the lender requires the Company to complete the sale of the previously mentioned land by June 30, 2002 and to apply the greater of the net proceeds or $1,000,000 to the debt. Additional terms of the supplemental agreement require that the operating line of credit be reduced by $250,000 (to a maximum of $2,500,000) by June 30, 2002 and that all indebtedness be repaid no later than September 30, 2002.

(b) Letter of Credit

In conjunction with the Forbearance agreement, Dynatec Corporation ("Dynatec"), the Company's significant shareholder, agreed to provide a guarantee of the Company's obligation to make the $1,500,000 payment December 15, 2001, as previously required by the lender. As security for this guarantee, Dynatec has provided a letter of credit in favour of the lender, to be drawn at the lender's discretion in whole or in part, at any time on or after December 16, 2001. As a result of a successful rights offering, the letter of credit was not drawn and has been returned to Dynatec.

In conjunction with the Supplemental Agreement to the Forbearance Agreement, Dynatec has agreed to provide a guarantee of the Company's obligation to make the $1,000,000 payment June 30, 2002, as required by the lender. As security for this guarantee, Dynatec has provided a letter of credit in favour of the lender, to be drawn at the lender's discretion in whole or in part, at any time on or after July 1, 2002.

5. BANK FINANCING

(c) Indemnity Agreement

On November 21, 2001, the Company entered into an indemnity and security agreement with Dynatec, which provides for an indemnity to Dynatec by the Company for claims being made by the Company's principal lender pursuant to the Forbearance Agreement, Supplemental Agreement to the Forbearance Agreement, Dynatec Letter of Credit or the Dynatec Guarantee. As security for the Company's obligations under the Indemnity Agreement, the Company has granted Dynatec a security interest in all its property, assets and undertakings, subordinate to the prior payment to and security of the principal lender and its assignees.

6. SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of Shares	**Amount $**
Balance, December 31, 1999 and 2000	21,855,458	**19,831,459**
Issued for cash pursuant to Rights Offering January 15, 2002	18,002,847	**2,250,356**
Issue Costs	-	**(278,785)**
Balance March 31, 2002	39,858,305	**21,803,030**

a) *Stock options*

A summary of the status of the Corporation's stock option plan as of December 31, 2001 and March 31, 2002 and the changes during the fifteen months ended March 31, 2002 is presented below:

	March 31, 2002		December 31, 2001	
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	114,900	0.65	592,300	0.63
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	(39,900)	0.60	(477,400)	0.63
Outstanding, end of period	75,000	0.67	114,900	0.65

6. SHARE CAPITAL (Continued)

Exercise Price $	Number Outstanding At March 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price $	Number Exercisable At March 31, 2002	Weighted Average Exercise Price $
0.65	50,000	1.00 years	0.65	50,000	0.65
0.72	25,000	1.17 years	0.72	25,000	0.72
0.65 - 0.72	75,000	1.06 years	0.67	75,000	0.67

On March 5, 2002, the Board of Directors approved the issuance of 1.575M stock options at an exercise price of $0.17. As at March 31, 2002, none of these options have been granted. Consequently, no pro-forma net income or earnings per share information have been presented.

7. RELATED PARTY TRANSACTIONS

Dynatec Corporation ("Dynatec"), a significant shareholder of the Company, performs corporate administration services and technical work on behalf of the Company. Work and services are billed back at negotiated and contracted rates. For the first quarter of fiscal 2002, these services and related fees amounted to $3,954 (2001 - $12,984). For accounting purposes, these services have been recorded at the exchange amount, being the amount agreed upon by the parties.

Accounts payable and accrued liabilities includes an amount of $83,678 (2001 - $101,106) due to Dynatec. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

At March 31, 2002, a loan receivable from an officer of the Company was outstanding in an amount totalling $19,941 (2000 - $19,941). This amount was recorded at the carrying value and is secured, non-interest bearing and is due in full by September 2007.

One of the Company's directors is also a director of one company with which Highwood has net smelter returns, as discussed in Note 4.

8. SEGMENTED INFORMATION

The company is managed using four operating segments, which have been determined based on the location of the production facilities as well as the nature of the market, which is serviced by each facility. These four segments are Industrial Filler, Silica, Natural Resource Industry and Limestone. The Industrial Filler segment supplies filler and extender grade barite, talc and dolomite from the Eastern Canada operations as well as from the Sino-Can joint venture. The Silica division is based in British Columbia and produces silica sand, which is primarily used in glass production. The Natural Resource Industry segment supplies mud-grade barite, gypsum and zeolite into the drilling fluid market, reclamation and soil remediation markets and agricultural markets. The Limestone segment is based in Alberta and is not actively involved in production of industrial minerals at this time.

During 2001, changes to the way the Company was structured and managed have resulted in a realignment of the reportable segments to a more relevant grouping of its segments. Accordingly, the prior period's numbers have been restated to reflect the change.

HIGHWOOD RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

8. SEGMENTED INFORMATION (Continued)

	March 31, 2002 $	March 31, 2001 $
Revenue:		
Industrial Filler Products	**2,540,238**	2,367,033
Silica products	**602,549**	639,856
Natural Resource Industry Products	**1,362,922**	1,459,445
	4,505,709	4,466,334
Gross operating profits:		
Industrial Filler Products	**671,068**	672,310
Silica products	**199,512**	159,785
Natural Resource Industry Products	**300,091**	142,669
	1,170,671	974,764
Operating overhead	**453,098**	388,013
Administrative overhead	**432,348**	357,127
Amortization	**284,298**	298,744
Exploration	**20,547**	33,439
Interest expense	**62,559**	134,484
	1,252,850	1,211,807
Loss before interest income, loss on sale of capital assets and income and other taxes	**(82,179)**	(237,043)
Total assets:		
Industrial Filler Products	**14,540,249**	15,281,837
Silica products	**2,556,427**	3,799,722
Natural Resource Industry Products	**3,127,775**	3,779,148
Limestone	**1,000,000**	2,286,841
Other	**5,905,584**	6,743,728
	27,130,035	31,891,276
Expenditures for capital assets:		
Industrial Filler Products	**19,808**	106,290
Silica products	**-**	23,397
Natural Resource Industry Products	**226**	86,254
	20,034	215,941

9. COMMITMENTS

(a) Barite Option Agreement

On October 2, 2001, an "Option Agreement" was entered into by the Company and Dynatec whereby Dynatec agreed to import approximately 6,400 metric tonnes of low-grade barite on the Company's behalf and to store the material at the Company's Marmora plant facility. Under the terms of this agreement, the Company has been granted an exclusive option to purchase the material in whole or in part until April 30, 2002, at Dynatec's purchase cost plus the cost of financing the inventory.

In consideration for the Option Agreement and the provision of a letter of credit (as desribed in Note 4 relating to the Forbearance Agreement), the Option Agreement sets out two payments to be made to Dynatec, $150,000 (the "Special Barite Fee") and $75,000 (the "Letter of Credit Fee"). It was agreed that, subject to shareholder approval, Dynatec would subscribe to 978,261 common shares in the capital stock of the Company, in settlement of these fees. In light of the rights offering which closed January 15, 2002, approval will be sought from shareholders to proportionately increase the number of shares to 1,250,000. If this transaction is not approved by the shareholders, the amount will be paid in cash.

As consideration for the $1,000,000 letter of credit provided by Dynatec in conjunction with the Supplemental Agreement to the Forbearance Agreement (Note 5), Dynatec is to be paid $60,000. It was agreed that subject to shareholder approval, Dynatec would subscribe for 444,444 common shares in the capital stock of the Company in settlement of these fees. If this transaction is not approved by the shareholders, the amount will be paid in cash.

(b) Sino-Can Joint Venture

On September 30, 2001, Sino-Can entered into an agreement to purchase land and equipment in Guiyang, China in the amount of 2,200,000 RMB Yuan (Cdn$420,808). To date, 1,830,000 RMB Yuan (Cdn$349,654) has been paid, leaving 370,000 RMB Yuan (Cdn$71,154) due upon obtaining site use and housing certificates.